Givaudan

Media Release

Media Invitation: Smell and Taste à la Givaudan

Thursday, 26 August 2004, 12.00 CET Givaudan European Savoury Development Centre, Kemptthal

Ladies and Gentlemen of the Media,
On 26 August 2004, Givaudan opens, for you, its doors onto the world of smell and taste. During the course of three workshops we will immerse you into a sensorial and sensual experience.

Flavour Creation @ Givaudan
Ever thought about how flavours are created? This workshop highlights how Givaudan's flavourists work and the sophisticated tools they use in flavour creation. During the workshop, you will see how flavours are conceived; from base ingredients to finished compounds. Then experience some of the most exiting smells from Latin America with a visual and sensorial, multi-sniff show.

Smell and Taste the Future - Givaudan Trend Research
Ever wondered how the future will smell and taste? Givaudan trend researchers from the Fragrance and Flavour Divisions will give you a look into the future. From the trendiest foods and fashions to the tastes and scents that will become the vogue, our researchers have scoured stylish boutiques and "in" restaurants in some of the most astonishing, fast-moving cities and corners of this world, to give you a taste of tomorrow.

The Genealogy of Luxury Perfumes - with Givaudan's - renowned perfumers Ursula Wandel and Ralf Schwieger
L'Air du Temps, Rive Gauche, Opium, Loulou, Must, Emporio Armani, Ralph Lauren Blue, Attraction, Boss Intense- The fragrances created by Givaudan make up a legendary heritage and pave the way for future innovations. Join us as we take you on a journey to explore and interpret the major developments in fragrance since the end of the 19th century, decoding the olfactory revolutions and creative innovations. Ursula and Ralf will share their expertise with as they give you a guided tour of the marvellous, subtle world of fragrance.

We hope that these workshops have sparked your curiosity and hope that you will join us on a voyage of discovery in the fascinating world of fragrances and flavours. As an avant-gout we would start by serving you a Latin American buffet.

Yours sincerely,

Peter Wullschleger
Givaudan Mieda Relations
5, chemin de la Parfumerie, CH-1214 Vernier
T +41 22 780 90 93, F +41 22 780 90 90
E-mail: peter_b.wullschleger@givaudan.com

The invitation, together with the registration form, train times

Givaudan

Invitation

Smell and Taste à la Givaudan

Thursday, 26 August 2004, 12.00 CET
Givaudan European Savoury Development Centre, Kemptthal

Ladies and Gentlemen of the Media,
On 26 August 2004, Givaudan opens, for you, its doors onto the world of smell and taste. During the course of three workshops we will immerse you into a sensorial and sensual experience.

Flavour Creation @ Givaudan
Ever thought about how flavours are created? This workshop highlights how Givaudan's flavourists work and the sophisticated tools they use in flavour creation. During the workshop, you will see how flavours are conceived; from base ingredients to finished compounds. Then experience some of the most exiting smells from Latin America with a visual and sensorial, multi-sniff show.

Smell and Taste the Future – Givaudan Trend Research
Ever wondered how the future will smell and taste? Givaudan trend researchers from the Fragrance and Flavour Divisions will give you a look into the future. From the trendiest foods and fashions to the tastes and scents that will become the vogue, our researchers have scoured stylish boutiques and "in" restaurants in some of the most astonishing, fast-moving cities and corners of this world, to give you a taste of tomorrow.

The Genealogy of Luxury Perfumes - with Givaudan's - renowned perfumers Ursula Wandel and Ralf Schwieger
L'Air du Temps, Rive Gauche, Opium, Loulou, Must, Emporio Armani, Ralph Lauren Blue, Attraction, Boss Intense... The fragrances created by Givaudan make up a legendary heritage and pave the way for future innovations. Join us as we take you on a journey to explore and interpret the major developments in fragrance since the end of the 19th century, decoding the olfactory revolutions and creative innovations. Ursula and Ralf will share their expertise with as they give you a guided tour of the marvellous, subtle world of fragrance.

We hope that these workshops have sparked your curiosity and hope that you will join us on a voyage of discovery in the fascinating world of fragrances and flavours. As an avant-gout we would start by serving you a Latin American buffet.

Yours sincerely,

P. Wullschleger

Peter Wullschleger, Head Media Relations

Givaudan

Registration

Smell and Taste à la Givaudan

Thursday, 26 August 2004, 12.00 CET
Givaudan European Savoury Development Centre
Kemptthal

Name, first name ______________________

Company ______________________

Address ______________________

____

Telephone ______________________

Fax ______________________

E-mail ______________________

	Yes	No
I will attend the Latin American buffet lunch, 12.00-13.30.		
I will participate at the three sensory workshops, 13.30 – 17.00		

Please return the completed registration form by 15 August 2003 at the latest to:

Givaudan SA, Fax: +41 22 780 90 90; E-mail: myriam.colle@givaudan.com

Givaudan

By train to Kemptthal

	Departure	Arrival
Basel – Zurich	07:46	08:56
	08:07	08:58
	10:20	11:20
Geneva – Zurich	05:34	08:53
	07:48	10:53
Lausanne – Zurich	06:19	08:53
	08:27	10:53
Bern – Zurich	07:13	08:26
	09:47	10:56
Zurich – Kemptthal	09:07	09:41
	09:22	09:48
	11:21	11:48
	11:33	12:14
Kemptthal – Zurich	12:41	13:08
	12:48	13:23
	13:41	14:08
	13:48	14:23
	14:11	14:38
	17:41	18:08
	17:48	18:23
Zurich – Geneva	13:34	16:30
(via Bern)	14:34	17:30
	18:34	21:30
Zurich – Bern	13:34	14:43
	14:34	15:43
	18:34	19:43
Zurich – Basel	13:37	14:37
	14:37	15:37
	18:37	19:37
Zurich – Lausanne	13:34	15:54
(via Bern)	14:34	16:54
	18:34	20:54

Givaudan

8310 Kemptthal, Tel. +41 (0)52 354 01 11


Michelin
Kloten
Bassersdorf
Nürensdorf
Lindau
Brütten
Winterberg
Breite
Opfikon
Dietlikon
Wallisellen
Wangen
Dübendorf
Effretikon
Kindhausen
Hegnau
Schwamendingen
Zürichberg
Zoo
17
16.5
© Michelin 2003


Entrance
Kemptthal
Kemptthal
Homberg
Grafstal
Effretikon
503
477
513
460
480

o Flughafen fahren Sie auf der Autobahn A1 Richtung
interthur-St. Gallen. Nehmen Sie die Ausfahrt
fretikon und folgen Sie den Wegweisern nach
emptthal. In Kemptthal auf der rechten Seite befindet
ch der Bahnhof sowie der Eingang zum Savoury
evelopment Centre.

pon leaving Airport take motorway A1 direction
'interthur-St. Gallen. Take exit Effretikon follow the
rection signs to Kemptthal. In Kemptthal on the right
de you will find the railway station and the entry of the
avoury Development Centre.